July 14, 2010

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Vical Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Proxy Statement on Schedule 14A

Filed April 14, 2010

File Number: 000-21088

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 29, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of Vical Incorporated (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 and the Proxy Statement on Schedule 14A (the “Proxy”) of the Company filed with the Commission on April 14, 2010. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Proxy, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Proxy and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration and Licensing Agreements, page 15

1.	Please provide disclosure regarding each of the out-licensing agreements with AnGes, Sanofi-aventis and Merck and the in-licensing agreement with CytRx to include a range of royalties, the total aggregate potential milestone payments and the duration of each agreement.

Response: The Company acknowledges the Staff’s comments and respectfully submits that the public disclosure of the range of royalties and the aggregate potential milestone payments that could be payable under each of the above-referenced agreements would provide the Company’s competitors with highly sensitive information about the Company and its collaborators and licensees/licensors. Moreover, disclosure of these ranges of royalty rates and the aggregate potential milestone payments on a per-agreement basis could undermine the Company’s and its collaborators’ and licensees/licensors’ ability to negotiate more favorable royalty rates and milestone payments in future agreements and adversely affect the Company’s existing relationship with collaborators and licensees/licensors who may seek to renegotiate their current royalty rates and milestone payments with the Company. Because the Company does not have access to similar information regarding its competitors, disclosure of the range of royalty rates and aggregate potential milestone payments in each of these agreements would place the Company at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom the Company competes. In addition, based on the rationale set forth above, the Company has previously requested, and the Commission has granted, confidential treatment of the royalty rates and milestone payments in each of these agreements. Notwithstanding the foregoing, in response to the Staff’s comments, and in the interest of balancing the Staff’s request and the Company’s concern regarding the continued sensitivity of the milestone payments, the Company proposes to disclose the total aggregate potential milestone payments due to the Company under the out-licensing agreements with AnGes, Sanofi-aventis and Merck, as set forth more fully below. The Company believes that this proposed disclosure is reasonable, as the individual milestone payments under each agreement have been granted confidential treatment, and disclosure of the aggregate potential milestone payments due on a per-agreement basis would place the Company at a substantial competitive disadvantage, for the reasons set forth above.

The Company therefore proposes to disclose the following information regarding the total aggregate potential milestone payments under, and the duration of, the above-referenced agreements. The Company proposes to provide such disclosures regarding the information below in the Company’s next Annual Report on Form 10-K (the “Subsequent Form 10-K”).

The agreement with AnGes expires upon the expiration of last to expire of the patent rights licensed to AnGes, or when the patent rights licensed to AnGes are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early upon the bankruptcy or insolvency of, or the material breach of the agreement by, AnGes, upon prior written notice to AnGes. AnGes may terminate the agreement early upon prior written notice to the Company.

The agreement with Sanofi-aventis expires on the expiration of Sanofi’s obligation to pay royalties under the agreement. The obligation to pay royalties is the longer of seven years after the first commercial sale or when the patent rights licensed to Sanofi are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early for an uncured, material breach of the agreement by Sanofi, upon prior written notice to Sanofi. Sanofi may terminate the agreement early upon prior written notice to the Company.

The agreement with Merck expires on the expiration of Merck’s obligation to pay royalties under the agreement. The obligation to pay royalties is the longer of five years after the first commercial sale or upon the expiration of last to expire of the patent rights licensed to Merck, or when the patent rights licensed to Merck are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early upon the bankruptcy or insolvency of, or a material breach of the agreement by, Merck, upon prior written notice to Merck. Merck may terminate the agreement early upon prior written notice to the Company.

The agreement with CytRx expires upon the expiration of the Company’s royalty obligations, unless earlier terminated as set forth in the agreement. Each party may terminate the agreement early upon the bankruptcy or insolvency of, or the material breach of the agreement by, the other party, upon prior written notice to the other party. Subject to certain conditions, the Company may terminate the agreement early upon prior written notice to CytRx.

The aggregate potential milestone payments that the Company may receive under its out-licenses with AnGes, Sanofi-aventis and Merck as of December 31, 2010 was equal to approximately $        . This amount assumes that all remaining milestones associated with the milestone payments are met. Although the Company believes that some of the milestones contained in these out-license agreements may be achieved, it is highly unlikely that a significant number of them will be achieved. Because the milestones are highly contingent and the Company has limited control over whether the development and regulatory milestones will be achieved, the Company is not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be received, or when. Additionally, under these out-license agreements, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

2.	Please revise to clarify whether or not you will have any ongoing rights to products developed by NIH or Navy Medical Research Center that use your technology. If so, please disclose the nature of those rights.

Response: In response to the Staff’s comment, the Company proposes to disclose the requested information regarding whether or not the Company will have ongoing rights to products developed by NIH or Navy Medical Research Center (NMRC) that use the Company’s technology, which information is set forth below. The Company proposes to provide such disclosures regarding the information set forth below in the Subsequent Form 10-K.

We were granted exclusive options to exclusively or nonexclusively license any inventions developed by the NIH under the respective CRADAS for HIV, Ebola or WNV. The options and licenses that were exercised under the CRADAS have since expired or terminated due to the discontinuation of these programs by the NIH. The NIH has transferred the Investigational New Drug application for its SARS DNA vaccine to us and we continue to evaluate our options in continuing the development of that vaccine.

We do not have any ongoing rights to NMRC’s dengue DNA vaccine. The H1N1 DNA vaccine being developed under a CRADA with the NMRC provides that each party to the agreement is entitled to own all rights to inventions made by its employees and any inventions invented jointly are to be co-owned. The NMRC has further granted us an exclusive option to license any inventions made in whole or in-part by its employees. To exercise such option we must provide written notice of our intent within one hundred eighty days of the filing of a patent application.

3.	It appears that many of your product candidates are dependent on licenses obtained from Wisconsin Alumni Research Foundation and University of Michigan. Please quantify all payments made to date, including upfront payments, quantify the royalty percentage or a reasonable royalty range and describe term and termination provisions.

Response: The Company acknowledges the Staff’s comments and respectfully submits that the public disclosure of the royalty percentage or royalty range from these agreements would provide the Company’s competitors with highly sensitive information about the Company and its collaborators and licensees/licensors. Moreover, disclosure of these terms could undermine the Company’s and its collaborators and licensees/licensors’ ability to negotiate more favorable royalty terms in future agreements and adversely affect the Company’s existing relationship with collaborators and licensees/licensors who may seek to renegotiate their current royalty terms with the Company. Because the Company does not have access to similar information regarding its competitors, disclosure of these terms on a per-agreement basis would place the Company at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom the Company competes. In addition, based on the rationale set forth above, the Company has previously requested, and the Commission has granted, confidential treatment of the royalty percentages and ranges in each of these agreements.

The Company therefore proposes to disclose the following information regarding all payments made to date, including upfront payments, and term and termination provisions, in the above-referenced agreements. The Company proposes to provide such disclosures regarding the information set forth below in the Subsequent Form 10-K.

Under a 1989 research agreement, scientists at the University of Wisconsin, Madison, and our scientists co-invented a core technology related to intramuscular DNA administration. In 1991, we licensed from the WARF its interest in that technology. We paid the WARF an initial license fee and agreed to pay the WARF up to 10% of certain initial upfront monetary payments and a small percentage of some royalty payments received from third parties under sublicense agreements. As of December 31, 2010, we had paid the WARF an aggregate of $         million under this agreement. The agreement expires once we have fulfilled our royalty obligations thereunder, unless earlier terminated as set forth in the agreement. The WARF may terminate this agreement early, in accordance with notice provisions set forth in the agreement, if we fail to make payments when due, materially breach the agreement or if we commit any act of bankruptcy or become insolvent. Subject to certain conditions, we may terminate the agreement early at any time upon prior written notice to the WARF.

In 1992, we licensed from the University of Michigan rights to various U.S. and international patents that are directed toward the treatment of diseases by site-specific instillation of cells or site-specific transformation of cells. In July 2005, we amended the agreement to exclude certain patents. As of December 31, 2010, we had paid the University of Michigan an aggregate of $         million under this agreement. The agreement expires upon the last to expire of the patent rights licensed by us under this agreement, unless earlier terminated as set forth in the agreement. Either party may terminate the agreement early, in accordance with notice provisions set forth in the agreement, upon material breach of the agreement by the other party. Subject to certain conditions, we may terminate the agreement early at any time upon prior written notice to University of Michigan.

In February 2006, we licensed from the University of Michigan rights to various U.S. and international patents directed towards compositions of matter related to a polycistronic plasmid and the use of this plasmid for the treatment of solid tumors, which we believe provides additional protection for Allovectin-7®. As of December 31, 2010, we had paid the University of Michigan only de minimus amounts under this agreement. The agreement expires upon the last to expire of the patent rights licensed by us under this agreement, unless earlier terminated as set forth in the agreement. University of Michigan may terminate the agreement early, in accordance with notice provisions set forth in the agreement, if we cease to operate, fail to make payments when due or materially breach the agreement. Subject to certain conditions, we may terminate the agreement early at any time upon prior written notice to University of Michigan.

Intellectual Property, page 20

4.	For each of the identified patent areas, please identify your product candidates that are dependent on these patents, disclose the jurisdiction in which these technologies are patented and disclose when the patents expire.

Response: In response to the Staff’s comment, the Company proposes to provide the requested disclosure in the Subsequent Form 10-K in substantially the form set forth below.

Our patents and patent applications cover, for example, DNA delivery for immunization and delivery of therapeutic proteins, specific DNA constructs and formulations of gene-based product candidates, methods for producing pharmaceutical-grade DNA, and several families of lipid molecules and their uses in DNA delivery, as described more fully below:

•

Core DNA Delivery Technology. We and the WARF co-own rights to issued U.S. patents covering our core DNA delivery technology, including patents on methods of administering DNA sequences for the purposes of expressing therapeutic proteins or for inducing immune responses and the administration of DNA sequences into blood vessels and the heart. In 1991, the WARF exclusively licensed its rights in the core DNA delivery technology to us. All of our clinical programs are dependent upon this platform technology. The remaining patents in this family expire between December 3, 2013 and December 30, 2014, however, under the Hatch-Waxman Act, a patent term extension for up to five years may be available in the U.S. under certain conditions.

•

Lipid Technologies. We are the sole assignee of issued U.S. patents covering numerous examples of cationic lipid compounds that are used to facilitate delivery of gene therapies to some tissues. These patented compounds include the lipids contained in our Allovectin-7® product candidate, and the last to expire patent related to this family is scheduled to expire on October 17, 2012. Our Allovectin-7® product candidate, pandemic influenza vaccine candidates, CyMVectin™ prophylactic vaccine candidate for cytomegalovirus as well as our Vaxfectin® adjuvant are protected in-part by lipid technology and/or lipid compound patents that expire between April 18, 2011 and March 24, 2020. Patent protection of these key lipids also has been obtained in Europe, Canada and Japan. Under the Hatch-Waxman Act, a patent term extension for up to 5 years may be available in the U.S. under certain conditions.

•

Specific DNA Therapeutics. We have supplemented the broad patent coverage described above with patents covering specific product applications of our technologies. To date, we have received patents in the United States and Europe, and have patents pending in Canada and Japan, relating to codon-optimized polynucleotide-based vaccines against human cytomegalovirus infection. The issued patents expire between December 19, 2023 and May 12, 2025. These patents further protect both our TransVaxTM therapeutic vaccine candidate for cytomegalovirus as well as our CyMVectinTM prophylactic vaccine candidate for cytomegalovirus. We also have an issued U.S. patent relating specifically to our pandemic influenza vaccine programs and foreign counterparts pending in Australia, Canada, Europe and Japan all of which will expire on May 18, 2025. We and the University of Michigan are the co-assignees of patents directed towards compositions of matter related to a polycistronic plasmid and the use of this plasmid for the treatment of solid tumors, which we believe provides additional protection for Allovectin-7®. In 2006, the University of Michigan exclusively licensed its rights in these patents to us. These patents have issued in the U.S., Canada, Europe and Japan, and expire between May 27, 2014 and June 8, 2016. Our therapeutic vaccine candidate for herpes simplex type 2 virus is further augmented by an issued U.S. patent and foreign counterparts pending in Australia, Canada, Europe and Japan all of which will expire on July 20, 2027. These patents are co-owned with the University of Washington. Under the Hatch-Waxman Act, a patent term extension for up to 5 years may be available in the U.S. under certain conditions.

•

DNA Process Technologies. As a result of our pioneering efforts to develop the use of DNA as a therapeutic agent, we have also developed manufacturing processes for producing pharmaceutical-grade DNA. To date, we are the exclusive assignee of patents issued in the U.S. and granted in Japan and Europe covering various steps involved in the process of economically producing pure plasmids for pharmaceutical use. This provides a further level of protection to each of our ongoing programs. Patents within this category expire between February 1, 2014 and November 24, 2023. Under the Hatch-Waxman Act, a patent term extension for up to 5 years may be available under certain conditions.

•

Licensed DNA Delivery Technologies. We and the University of Michigan are the co-assignees of patents directed towards compositions of matter related to a polycistronic plasmid and the use of this plasmid for the treatment of solid tumors, which we believe provides additional protection for Allovectin-7®. In 2006, the University of Michigan exclusively licensed its rights in these patents to us. These patents have issued in the U.S., Canada, Europe and Japan, and expire between May 27, 2014 and June 8, 2016. Under the Hatch-Waxman Act, a patent term extension for up to 5 years may be available in the U.S. under certain conditions.

5.	Please clarify whether the patents related to the identified technologies are held by you or licensed from third parties. To the extent that they are licensed from third parties, please identify the third parties that hold the licenses.

Response: In response to the Staff’s comment regarding the Company’s rights in the identified technologies, the Company proposes to provide the requested disclosure in the Subsequent Form 10-K in substantially the form set forth above in response to comment 4 of the Comment Letter.

6.	Please disclose when the patents issued in 2009 expire.

Response: In response to the Staff’s comment, the Company proposes to provide the requested disclosure regarding patent expirations in the Subsequent Form 10-K in substantially the form set forth below.

During 2009, we were issued four U.S. patents related to our core DNA delivery technology, enhancements of that technology, and applications of that technology:

•	U.S. Patent No. 7,628,993, covering DNA vaccines for herpes simplex virus type 2, which expires July 20, 2027;

•	U.S. Patent No. 7,582,613, covering Vaxfectin®-formulated DNA vaccines for any circulating or potential influenza viruses, including both seasonal and pandemic strains, which expires March 24, 2020;

•	U.S. Patent No. 7,537,768 covering the use of influenza virus gene sequences in a universal vaccine, which expires May 18, 2025; and

•	U.S. Patent No. 7,470,675 covering the composition, delivery and use of gene-based interferon-omega, which may help direct and control the immune system, which expires November 20, 2018.

Note 4. Fair Value Measurements, page 64

7.	You disclose that you use third parties to assist you in determining fair values for your Level 2 assets. Disclose whether the Level 3 assets are valued by a third party as well. In addition, explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstance, but may include the following:

•	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurement and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: In response to the Staff’s comment the Company respectfully submits that its Level 3 assets, which consist of its auction rate securities, are also independently valued by a third party. With respect to the Staff’s comment regarding the information used in developing the fair value measurements, please refer to Note 3 - Long-Term Investments, on page 63 of the Form 10-K. Note 3 describes how the fair value measurement of the Company’s auction rate securities was developed in detail. The Company therefore respectfully proposes to clarify the equivalent disclosure in the Subsequent Form 10-K to provide a cross reference to the description of Level 3 asset valuation, in substantially the form set forth below.

The Company’s investments in U.S. treasury securities, certificates of deposit and money market funds are valued based on publicly available quoted market prices for identical securities as of December 31, 2009. The Company investments in government-sponsored entities and corporate bonds are valued by a third party using proprietary valuation models and analytical tools. The inputs to these models include market pricing for similar instruments that are both objective and publicly available. The Company’s investments in auction rate securities are also valued by a third party as more fully described in Note 3.

Note 9. Stockholders’ Equity, page 71

8.	In May 2009 you completed a registered offering of common stock and warrants. You classified the warrants within stockholders’ equity. Tell us why the warrants are not required to be classified as liabilities with changes in fair value recognized in the statement of operations as we do not see terms in the warrant agreement to provide for equity classification. If sold in a registered offering warrants should be classified as a liability since the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant, the warrants would not qualify for equity classification under ASC 815-40 because there are further registration and prospectus delivery requirements that are outside of the control of the company.

Response: In response to the Staff’s comment, the Company evaluated the warrants under ASC 815-40-15, “Contracts in Entity’s Own Equity-Scope and Scope Exceptions” to determine if these instruments were indexed to the Company’s own stock. Specifically, the Company first evaluated whether there were any contingencies in the exercise of the warrants. Section 3 of the warrants provides for adjustments to the warrant exercise price in case of distribution of a stock dividend or ordinary cash dividend, execution of a stock split, spinoff, rights offering, recapitalization through large, nonrecurring cash or asset dividend or issuance of rights or warrants to subscribe for a purchase of another type of securities. These events, affecting all outstanding common shares were deemed to be dilutive events hedged through a predetermined antidilutive formula. Since the dilutive events would not affect the ultimate settlement amount, the Company concluded that the provisions would not preclude the warrants from being qualified as a fixed-for-fixed option on equity shares. This determination was supported by ASC 815-40-55-42 to 43 which illustrates a similar transaction. Given that the warrants have no contingent exercise provisions and that the dilutive provisions do not affect the fixed-for-fixed qualification of the warrants, the Company concluded that the warrants were indexed to its stock and met the criteria for equity classification.

The Company then evaluated the warrants under ASC 815-40-25, “Contracts in Entity’s Own Equity-Recognition”, to determine whether they should be classified in equity or as an asset or a liability. Specifically, the Company evaluated the criteria of ASC 815-40-25-10 and determined that it met the criteria for recording the warrants as equity. In addressing the staffs specific question, the Company considered the fact that in the absence of specific provisions included in the warrant agreement, issuance of registered shares would be required. However, the terms of Section 2.c) of the warrant agreement allows for net share settlement if there is no effective registration statement at the exercise date covering either the issuance of the warrant shares or the resale of the warrant shares. If there is no effective registration statement when the cashless exercise is executed then the shares issued would be unregistered shares. This term provides for the issuance of unregistered shares under the “Cashless Equity Conversion Exemption”. Section 5.f) of the warrants contemplates the potential issuance of unregistered warrant shares and contains an acknowledgement by the warrant holder of the potential related resale restrictions. Therefore, the warrant agreement met the criteria of ASC 815-40-25-13 as it includes a specific provision for the exercise of the warrants in the case where an effective registration statement is not available. Based on these considerations, the Company concluded that the warrants issued in conjunction with the May 2009 financing should be measured at fair value and reported in permanent equity.

Proxy Statement on Schedule 14A filed April 14, 2010

General

9.	We note that you have not included any disclosure in the response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: In response to the Staff’s comment, the Company respectively submits that it did not include disclosure in response to Item 402(s) of Regulation S-K because its Compensation Committee concluded that any risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

The Compensation Committee monitors risk related to compensation policies. In reaching its conclusion, the Compensation Committee reviewed the Company’s compensation policies and practices for all employees, including executive officers. Specifically, the Compensation Committee reviewed the primary elements of the Company’s compensation programs, the relationship between such programs and the enterprise risks faced by the Company, and the design features of each such program that serve to control potential risks.

The Compensation Committee noted several features of the Company’s cash and equity incentive programs for all employees that reduce the likelihood of excessive risk-taking, including:

•	The program design provides a balanced mix between cash and equity, and between annual and longer-term incentives;

•	All exempt employees participate in the same bonus plan, and cash bonuses are not guaranteed;

•	All non-exempt and exempt employees participate in the same equity incentive plan which provides longer-term incentives;

•	Employees are rewarded based upon individual performance metrics which are aligned with corporate objectives; and

•	Compliance with Company policies and ethical behavior are integral factors considered in all performance assessments.

Based on the Compensation Committee’s determination that any risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, the Company concluded that disclosure was not required under Item 402(s) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, Determination of Executive Compensation, page 16.

10.	We note your disclosure with respect to the corporate goal achievement score for 2009. Please provide us with an example of proposed disclosure to be included in your 2010 proxy statement which includes the respective weightings of each individual performance goal, as applicable; the specific annual bonus and stock option awards for each named executive officer; and a discussion of how the corporate goal achievement score and individual performance impacts the actual amount of annual bonus and annual stock option awards determined for each named executive officer.

Response: The Company acknowledges the Staff’s comments and respectfully submits that regarding the impact of goal achievement on compensation awards, there are no specific annual cash bonus and equity awards established in advance for each named executive officer, nor is the achievement of corporate or individual goals associated with a specific or predetermined quantifiable impact on grants of cash bonuses or equity awards. Rather, the Compensation Committee evaluates goal achievement as one of many considerations in the aggregate to determine what it believes to be appropriate awards of cash bonuses and equity grants. The Company therefore proposes to include disclosure in its proxy statement for the 2011 meeting of stockholders in substantially the form set forth below. The Company proposes to include the actual goals, weightings and bonus and equity grant information in its 2011 proxy statement based on the Compensation Committee’s ultimate decisions regarding goal achievement and compensation for 2010.

The achievement of corporate goals is measured on a sliding scale based on the Company’s actual performance relative to the specified target levels. The Company typically expects the level of achievement of each goal to fall in the mid to upper end of the scale. Each corporate goal has a maximum number of points possible on the scale, which is weighted based on the goal’s importance to the Company’s overall performance. In 2010, the Company’s finance, business development and product development corporate goals accounted for 20, 20 and 60 points, respectively, of the 100 overall points possible for the achievement of corporate goals. Following each year, the Compensation Committee, based upon the recommendations of the Company’s management, determines the extent to which each corporate goal was achieved for the previous year, which results in an overall performance score for the previous year’s corporate goals. The Compensation Committee generally considers a score of between 55 and 74 points as meeting expectations for corporate goals as a whole.

For 2010, the Compensation Committee determined that the Company had met or exceeded the target levels for the corporate goals related to the following:

•	[Achieved goal #1] (weighted at points);

•	[Achieved goal #2] (weighted at points);

•	[Achieved goal #3] (weighted at points);

•	[Achieved goal #4] (weighted at points); and

•	[Achieved goal #5] (weighted at points).

The Compensation Committee determined that the Company did not meet the target levels for the corporate goals related to the following:

•	[Non-achieved goal #1] (weighted at points); and

•	[Non-achieved goal #2] (weighted at points).

The Compensation Committee’s assessment of each corporate goal on the sliding scale resulted in a total of          points out of the 100 points possible for corporate goal achievement in 2010.

Consistent with the Company’s compensation philosophy, the evaluation of the achievement of individual goals by each executive (other than the CEO) begins with a written self-assessment, which is submitted to the CEO. The CEO prepares a written evaluation based on the executive’s self-assessment, the CEO’s own evaluation of the executive’s performance, and input from others within the Company. Whether and to what extent an executive’s individual goals were met is determined on an aggregate, rather than goal-by-goal, basis. For 2009, it was determined that the Company’s Senior Vice President, Chief Financial Officer and Secretary and the Company’s Executive Vice President, Product Development both achieved their individual goals on an aggregate basis.

Determination of Executive Compensation

After performing the individual evaluations, the CEO submits recommendations for approval to the Compensation Committee for salary increases, cash bonuses, and stock based awards for the other executives. In the case of the CEO, his individual performance evaluation is conducted by the Compensation Committee, which determines his compensation changes, cash bonus, and stock-based awards. Annual base salary increases, annual stock-based awards, and annual cash bonuses, to the extent granted, are implemented during the first calendar quarter of the year.

The Company does not directly associate the achievement of any corporate goal, the overall performance score for corporate goals, or an executive’s overall performance with respect to his or her individual goals, with any particular compensation outcome. Rather, the overall performance score for corporate goals and each executive’s overall performance with respect to his or her individual goals is used as a tool for the Compensation Committee to evaluate appropriate salary increases, cash bonuses and stock- based awards. The Compensation Committee retains ultimate discretion as to whether any salary increases, cash bonuses or stock-based awards will be awarded for any year, including whether to accept or vary from the CEO’s recommendations regarding such salary increases, cash bonuses or stock-based awards for other executives.

Based upon the individual assessment of the achievement of goals established for 2010, the Compensation Committee approved certain discretionary cash bonuses and stock-based awards for our named executive officers. Specifically, the Compensation Committee granted [named executive officer #1], [named executive officer #2] and [named executive officer #3] cash bonuses of     %,     % and     % of base salary, respectively, restricted stock units covering     ,      and      shares, respectively, and stock options covering     ,      and      shares, respectively.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Jason L. Kent of Cooley LLP, the Company’s legal counsel, at (858) 550-6044 or to me at (858) 646-1111.

Sincerely,

Vical Incorporated

/s/ Jill M. Broadfoot
Jill M. Broadfoot
Chief Financial Officer

cc:	Vijay B. Samant, Vical Incorporated
Frederick T. Muto, Cooley LLP
Jason L. Kent, Cooley LLP
Sean M. Clayton, Cooley LLP